SO
6-9-04

SEC MAIL RECEIVED PROCESSING
JUN 08 2004
WASH. D.C. 181 SECTION

UF 6-9-04

UNITED
SECURITIES AND EXC
Washington

04016734

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 42515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WP Securities Inc. DBA WESTERN PACIFIC SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SHIRLEY LOWE
Commission # 1323466
Notary Public - California
Fresno County
My Comm. Expires Jun 10, 2005

1233 W. Shaw, Suite 106
(No. and Street)

Fresno CA 93711
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leonard Ross (559)226-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jewell & Langsdale
(Name – *if individual, state last, first, middle name*)

1615 Bonanza Street, Suite 209, Walnut Creek, CA 94596
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Leonard Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Pacific Securities, as of 12-31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

[signature]
Signature

Owner
Title

Shirley Lowe 6.1.04
Notary Public

SHIRLEY LOWE
Commission # 1423455
Notary Public - California
Fresno County
My Comm. Expires Jun 10, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schedule I

WP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
DECEMBER 31, 2003

Net Capital:	
Total stockholders' equity	$58,820
Deductions for non-allowable assets:	
Other current assets	5,505
Furniture and equipment	15,468
	20,973
Net capital before haircuts on securities positions	37,847
Haircuts on other trading and investment securities	0
Net Capital	$37,847
Aggregate Indebtedness:	
Accrued expenses payable included in statement of financial condition	$ 8,248
Computation of Basic Net Capital Requirement:	
Minimum net capital required for Company	$ 5,000
Excess net capital	$32,847
Ratio: Aggregate indebtedness to net capital	.22 to 1
Reconciliation with Company's computation included in Form X-17A-5 at December 31, 2003:	
Net capital, as reported in Company's (unaudited) FOCUS report	$43,357
Additional 2003 income tax liabilities	(3,176)
Agree beginning retained earnings with prior year audit	(2,333)
Rounding	(1)
Net capital, as shown above	$37,847